UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                         Fairmont Hotels & Resorts Inc.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    305204109
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                            Associate General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 28, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 305204109

         NAME OF REPORTING PERSON
                  Icahn Partners Master Fund LP

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           3,751,434

8        SHARED VOTING POWER
                           0

9        SOLE DISPOSITIVE POWER
                           3,751,434

10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           3,751,434

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.20%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 305204109

         NAME OF REPORTING PERSON
                  Icahn Offshore LP

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                                   (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
                           3,751,434

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
                           3,751,434

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           3,751,434

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.20%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 305204109

         NAME OF REPORTING PERSON
                  CCI Offshore Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
                           3,751,434

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
                           3,751,434

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           3,751,434

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.20%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 305204109

         NAME OF REPORTING PERSON
                  Icahn Partners LP

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           2,953,166

8        SHARED VOTING POWER
                           0

9        SOLE DISPOSITIVE POWER
                           2,953,166

10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,953,166

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           4.10%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 305204109

         NAME OF REPORTING PERSON
                  Icahn Onshore LP

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
                           2,953,166

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
                           2,953,166

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,953,166

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           4.10%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 305204109

         NAME OF REPORTING PERSON
                  CCI Onshore Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
                           2,953,166

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
                           2,953,166

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,953,166

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           4.10%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 305204109

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
                           6,704,600

9        SOLE DISPOSITIVE POWER
                           0

10       SHARED DISPOSITIVE POWER
                           6,704,600


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,704,600


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           9.30%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Schedule 13D relates to the Common Shares, without nominal or par value (the "Shares"), of Fairmont Hotels & Resorts Inc., a Canadian corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 100 Wellington Street West, Canadian Pacific Tower, Toronto-Dominion Centre, Suite 1600, Toronto, Ontario M5K 1B7.


Item 2.  Identity and Background

         The persons filing this statement are Icahn Partners Master Fund LP, a Cayman Islands limited partnership ("Icahn Master"), Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore"), CCI Offshore Corp., a Delaware corporation ("CCI Offshore"), Icahn Partners LP, a Delaware limited partnership ("Icahn Partners"), Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore"), CCI Onshore Corp., a Delaware corporation ("CCI Onshore"), and Carl
C. Icahn, a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153, except that the principal business address of Icahn Master is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands.

         CCI Offshore is the general partner of Icahn Offshore, which is the general partner of Icahn Master. CCI Onshore is the general partner of Icahn Onshore, which is the general partner of Icahn Partners. Each of CCI Offshore and CCI Onshore is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Registrants.

         Each of Icahn Master and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore and Icahn Onshore are primarily engaged in the business of serving as the general partner of Icahn Master and Icahn Partners, respectively. CCI Offshore and CCI Onshore are primarily engaged in the business of serving as the general partner of Icahn Offshore and Icahn Onshore, respectively. Carl C. Icahn's present principal occupation or employment is (i) owning all of the interests in CCI Onshore and CCI Offshore, through which Mr. Icahn indirectly directs and manages the investments of Icahn Master and Icahn Partners and (ii) acting as President and a director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and a director of various of Starfire's subsidiaries. Starfire is primarily engaged in the business of investing in and holding securities of various entities.

         The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Icahn Master, Icahn Offshore, CCI Offshore, Icahn Partners, Icahn Onshore and CCI Onshore, are set forth in Schedule A attached hereto.

         Except as set forth on Schedule B, no member of any of the Registrants nor any manager or executive officer of Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         As of 4:00 pm, Standard Eastern Time, on November 7, 2005, the aggregate purchase price of the 6,704,600 Shares purchased by Icahn Master and Icahn Partners, collectively, was $185,148,572 (including commissions and including the purchase price but not the exercise price of options). The source of funding for the purchase of these Shares was the respective general working capital of the purchasers.


Item 4.  Purpose of Transaction

         The Registrants acquired the Shares because they believe that the Shares are undervalued in the market place. Depending on market conditions and other factors, the Registrants may acquire additional Shares at any time and from time to time, and may dispose of all or any portion of the Shares at any time or from time to time. The Registrants intend to encourage the Issuer to pursue strategic alternatives to maximize the value of the Issuer for its shareholders. Those alternatives could include, among others, a possible sale of the entire Issuer or a sale of a portion of the Issuer, such as a sale of the Issuer's owned hotels and non-core assets, and the return of the proceeds thereof to its shareholders, through a dividend or stock repurchase program. The Registrants will seek to meet with executives of the Issuer to discuss these matters. The Registrants reserve all rights to pursue alternative courses of action, including, without limitation, seeking to elect persons to the Issuer's board of directors.


Item 5.  Interest in Securities of the Issuer

         (a) As of 4:00 pm, Standard Eastern Time, on November 7, 2005, Registrants may be deemed to beneficially own, in the aggregate, 6,704,600 Shares, representing approximately 9.30% of the Issuer's outstanding Shares (based upon the 72.1 million Shares stated to be outstanding as of October 26, 2005 by the Issuer in the Issuer's press release, dated October 26, 2005, filed on Form 6-K with the Securities and Exchange Commission on October 26, 2005).

         (b) Icahn Master has sole voting power and sole dispositive power with regard to 3,751,434 Shares. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 2,953,166 Shares. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

         Each of Icahn Offshore, CCI Offshore and Carl C. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn disclaims beneficial ownership of such Shares for all other purposes.


         (c) The following table and the notes thereto sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Registrants, inclusive of the transaction effected through 4:00 pm, Standard Eastern Time, on November 7, 2005. All such transactions were effected in the open market, and the table includes commissions paid in per share prices.




                                                             No. of Shares Price
Name                            Date                         Purchased                     Per Share
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    8/24/05                      13,000                        $31.3834
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    8/25/05                      52,000                        $31.7510
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    8/26/05                      52,000                        $31.9055
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    8/29/05                      18,200                        $31.4375
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    8/30/05                      52,000                        $31.4543
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    8/31/05                      7,800                         $31.2559
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    9/1/05                       26,000                        $31.6635
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    9/2/05                       7,992                         $31.4384
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    9/6/05                       27,000                        $31.3115
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    9/7/05                       27,000                        $31.4035
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    9/8/05                       16,200                        $31.1475
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    9/9/05                       35,262                        $31.1055
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    9/12/05                      1,134                         $31.1252
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    9/13/05                      90,180                        $31.3729
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    9/14/05                      48,600                        $31.4378
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    9/15/05                      156,600                       $31.1570
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    9/16/05                      259,524                       $31.1105
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    9/19/05                      13,500                        $30.7580
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    9/21/05                      27,000                        $30.0100
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    9/22/05                      48,600                        $31.5698
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    9/23/05                      5,400                         $32.3526
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    9/26/05                      19,116                        $32.9092
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    9/27/05                      20,466                        $32.8635
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    9/28/05                      75,600                        $32.6458
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    9/29/05                      81,000                        $32.3851
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    10/3/05                      56,000                        $33.4895
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    10/4/05                      56,000                        $33.3943
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    10/5/05                      34,944                        $32.9829
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    10/6/05                      19,600                        $32.4989
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    10/7/05                      11,760                        $32.4538
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    10/10/05                     24,600                        $32.3039
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    10/11/05                     39,816                        $31.9654
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    10/12/05                     56,000                        $31.5021
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    10/13/05                     56,000                        $31.3786
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    10/14/05                     182,000                       $31.3307
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    10/19/05                     50,000(1)                     (1)
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    10/26/05                     100,000(2)                    (2)
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    10/28/05                     741,900(3)                    (3)
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    10/31/05                     186,800(4)                    (4)
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/1/05                      226,800(5)                    (5)
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/3/05                      168,000(6)                    (6)
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/4/05                      280,000(7)                    (7)
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Master                    11/7/05                      280,000(8)                    (8)
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  8/24/05                      12,000                        $31.3834
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  8/25/05                      48,000                        $31.7510
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  8/26/05                      48,000                        $31.9055
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  8/29/05                      16,800                        $31.4375
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  8/30/05                      48,000                        $31.4543
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  8/31/05                      7,200                         $31.2559
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  9/1/05                       24,000                        $31.6635
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  9/2/05                       6,808                         $31.4384
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  9/6/05                       23,000                        $31.3115
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  9/7/05                       23,000                        $31.4035
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  9/8/05                       13,800                        $31.1475
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  9/9/05                       30,038                        $31.1055
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  9/12/05                      966                           $31.1252
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  9/13/05                      76,820                        $31.3729
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  9/14/05                      41,400                        $31.4378
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  9/15/05                      133,400                       $31.1570
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  9/16/05                      221,076                       $31.1105
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  9/19/05                      11,500                        $30.7580
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  9/21/05                      23,000                        $30.0100
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  9/22/05                      41,400                        $31.5698
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  9/23/05                      4,600                         $32.3526
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  9/26/05                      16,284                        $32.9092
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  9/27/05                      17,434                        $32.8635
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  9/28/05                      64,400                        $32.6458
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  9/29/05                      69,000                        $32.3851
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  10/3/05                      44,000                        $33.4895
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  10/4/05                      44,000                        $33.3943
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  10/5/05                      27,456                        $32.9829
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  10/6/05                      15,400                        $32.4989
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  10/7/05                      9,240                         $32.4538
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  10/10/05                     19,360                        $32.3039
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  10/11/05                     31,284                        $31.9654
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  10/12/05                     44,000                        $31.5021
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  10/13/05                     44,000                        $31.3786
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  10/14/05                     143,000                       $31.3307
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  10/17/05                     130,500                       $31.2503
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  10/18/05                     139,500                       $30.9395
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  10/28/05                     342,600(9)                    (9)
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  10/31/05                     146,700(10)                   (10)
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/1/05                      178,200(11)                   (11)
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/3/05                      132,000(12)                   (12)
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/4/05                      220,000(13)                   (13)
------------------------------- ---------------------------- ----------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------- ----------------------------
Icahn Partners                  11/7/05                      220,000(14)                   (14)
------------------------------- ---------------------------- ----------------------------- ----------------------------





(1) Represents call options which Master Fund purchased in the over the counter market on October 19, 2005 for an aggregate consideration of $1,040,700.00. Pursuant to these call options, Master Fund has the right to purchase up to 50,000 Shares for an exercise price of $10.00 per share. These call options expire after December 19, 2005.

(2) Represents call options which Master Fund purchased in the over the counter market on October 26, 2005 for an aggregate consideration of $2,203,000.00. Pursuant to these call options, Master Fund has the right to purchase up to 100,000 Shares for an exercise price of $10.00 per share. These call options expire after December 19, 2005.

(3) Represents call options which Master Fund purchased in the over the counter market on October 28, 2005 for an aggregate consideration of $16,251,393.69. Pursuant to these call options, Master Fund has the right to purchase up to 741,900 Shares for an exercise price of $10.00 per share. These call options expire after December 19, 2005.

(4) Represents call options which Master Fund purchased in the over the counter market on October 31, 2005 for an aggregate consideration of $4,198,330.00. Pursuant to these call options, Master Fund has the right to purchase up to 186,800 Shares for an exercise price of $10.00 per share. These call options expire after December 19, 2005.

(5) Represents call options which Master Fund purchased in the over the counter market on November 1, 2005 for an aggregate consideration of $5,237,946.00. Pursuant to these call options, Master Fund has the right to purchase up to 226,800 Shares for an exercise price of $10.00 per share. These call options expire after December 19, 2005.

(6) Represents call options which Master Fund purchased in the over the counter market on November 3, 2005 for an aggregate consideration of $4,162,704.00. Pursuant to these call options, Master Fund has the right to purchase up to 168,000 Shares for an exercise price of $10.00 per share. These call options expire after December 19, 2005.

(7) Represents call options which Master Fund purchased in the over the counter market on November 4, 2005 for an aggregate consideration of $7,027,160.00. Pursuant to these call options, Master Fund has the right to purchase up to 280,000 Shares for an exercise price of $10.00 per share. These call options expire after December 19, 2005.

(8) Represents call options which Master Fund purchased in the over the counter market on November 7, 2005 for an aggregate consideration of $7,159,460.00. Pursuant to these call options, Master Fund has the right to purchase up to 280,000 Shares for an exercise price of $10.00 per share. These call options expire after December 19, 2005.

(9) Represents call options which Icahn Partners purchased in the over the counter market on October 28, 2005 for an aggregate consideration of $7,504,687.26. Pursuant to these call options, Icahn Partners has the right to purchase up to 342,600 Shares for an exercise price of $10.00 per share. These call options expire after December 19, 2005.

(10) Represents call options which Icahn Partners purchased in the over the counter market on October 31, 2005 for an aggregate consideration of $3,297,082.50. Pursuant to these call options, Icahn Partners has the right to purchase up to 146,700 Shares for an exercise price of $10.00 per share. These call options expire after December 19, 2005.

(11) Represents call options which Icahn Partners purchased in the over the counter market on November 1, 2005 for an aggregate consideration of $4,115,529.00. Pursuant to these call options, Icahn Partners has the right to purchase up to 178,200 Shares for an exercise price of $10.00 per share. These call options expire after December 19, 2005.

(12) Represents call options which Icahn Partners purchased in the over the counter market on November 3, 2005 for an aggregate consideration of $3,270,696.00. Pursuant to these call options, Icahn Partners has the right to purchase up to 132,000 Shares for an exercise price of $10.00 per share. These call options expire after December 19, 2005.

(13) Represents call options which Icahn Partners purchased in the over the counter market on November 4, 2005 for an aggregate consideration of $5,521,340.00. Pursuant to these call options, Icahn Partners has the right to purchase up to 220,000 Shares for an exercise price of $10.00 per share. These call options expire after December 19, 2005.

(14) Represents call options which Icahn Partners purchased in the over the counter market on November 7, 2005 for an aggregate consideration of $5,625,290.00. Pursuant to these call options, Icahn Partners has the right to purchase up to 220,000 Shares for an exercise price of $10.00 per share. These call options expire after December 19, 2005.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         Master Fund entered into cash settled derivative trades for which it received aggregate consideration of $20,335.00. Pursuant to the terms of these trades, Master Fund has the obligation to pay the persons opposite such trades an amount in cash equal to the amount by which the closing market price on December 19, 2005 of an aggregate of 2,033,500 Shares is less than $10.00 per share.

         Icahn Partners entered into cash settled derivative trades for which it received aggregate consideration of $12,395.00. Pursuant to the terms of these trades, Icahn Partners has the obligation to pay the persons opposite such trades an amount in cash equal to the amount by which the closing market price on December 19, 2005 of an aggregate of 1,239,500 Shares is less than $10.00 per share.

         Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits

1        Joint Filing Agreement of the Registrants

                                            SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 7, 2005



ICAHN PARTNERS MASTER FUND LP

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI OFFSHORE CORP.

         By:      /s/ Keith Meister
         Name: Keith Meister
         Title: Authorized Signatory

ICAHN PARTNERS LP

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN ONSHORE LP

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI ONSHORE CORP.

         By:      /s/ Keith Meister
         Name: Keith Meister
         Title: Authorized Signatory


/s/ Carl C. Icahn
CARL C. ICAHN


        [Signature Page of Schedule 13D - Fairmont Hotels & Resorts Inc.]

                                    JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Shares of Fairmont Hotels & Resorts Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 7th day of November 2005.


ICAHN PARTNERS MASTER FUND LP

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI OFFSHORE CORP.

         By:      /s/ Keith Meister
         Name: Keith Meister
         Title: Authorized Signatory

ICAHN PARTNERS LP

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN ONSHORE LP

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI ONSHORE CORP.

         By:      /s/ Keith Meister
         Name: Keith Meister
         Title: Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN


      [Signature Page of Joint Filing Agreement to Schedule 13D - Fairmont
                             Hotels & Resorts Inc.]

                                   SCHEDULE A

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS

         Name, Business Address and Principal Occupation of Each Executive Officer and Director of Icahn Master, Icahn Offshore, CCI Offshore, Icahn Partners, Icahn Onshore and CCI Onshore.


         The following sets forth the name, position, and principal occupation of each director and executive officer of each of Icahn Master, Icahn Offshore, CCI Offshore, Icahn Partners, Icahn Onshore and CCI Onshore. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.

ICAHN PARTNERS MASTER FUND LP

Name                                Position
----                                --------

Keith Meister                       Executive Vice President


ICAHN OFFSHORE LP

Name                                Position
----                                --------

Keith Meister                       Executive Vice President


CCI OFFSHORE CORP.

Name                                Position
----                                --------

Carl C. Icahn                       Director
Keith Meister                       President and Secretary
Vincent J. Intrieri                 Vice President and Treasurer
Jordan Bleznick                     Vice President - Taxes


ICAHN PARTNERS LP

Name                                Position
----                                --------

Keith Meister                       Executive Vice President


ICAHN ONHORE LP

Name                                Position
----                                --------

Keith Meister                       Executive Vice President


CCI ONSHORE CORP.

Name                                Position
----                                --------

Carl C. Icahn                       Director
Keith Meister                       President and Secretary
Vincent J. Intrieri                 Vice President and Treasurer
Jordan Bleznick                     Vice President - Taxes

                                   SCHEDULE B
                                   -----------

         On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against "Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership" alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiffs' motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement.

Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9 and denied on March 22, 2001.